Jason Day

PHONE: (303) 291-2362

FAX: (303) 291-2462

EMAIL: JDay@perkinscoie.com

February 10, 2012

VIA EDGAR AND OVERNIGHT DELIVERY

Ms. Amanda Ravitz

Assistant Director

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	M/A-COM Technology Solutions Holdings, Inc.

Registration Statement on Form S-1

Amended November 23, 2011

File No. 333-175934

Dear Ms. Ravitz:

We are submitting this letter on behalf of M/A-COM Technology Solutions Holdings, Inc. (the “Company”) in response to the comments set forth in the comment letter of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated December 8, 2011 (the “Comment Letter”) relating to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”). The Company has revised the Registration Statement in response to the Staff’s comments and is filing concurrently with this letter an Amendment No. 5 to the Registration Statement (the “Amendment”) that reflects these revisions and generally updates the information contained therein.

General

1.	Please update your disclosure before requesting effectiveness. We note, for example, your disclosure on page 2011 that the earn-out payment due to Cobham was payable in November 2011.

Response: The Company has revised its disclosure on pages 21, 55 and 82 of the Amendment to clarify that the earn-out payment due to Cobham was paid in November 2011. The Company has also generally updated, and will continue to update, its disclosure in the Registration Statement prior to requesting effectiveness.

Management’s Discussion and Analysis, page 42

Description of Our Revenue, Cost of Revenue and Expenses, page 43

Ms. Amanda Ravitz

February 10, 2012

2.	We note your disclosure that in October 2011, heavy monsoon rains in Thailand caused widespread flooding which impacted one of your contracted manufacturers and that this disruption to your supply chain may negatively impact revenue and gross margins in the first half of fiscal 2012. To the extent such disruptions could be considered material to an understanding of your operations, liquidity and capital resources, please revise the filing to disclose the amount of the impact. Please further provide a discussion of any known trends, demands or uncertainties that are reasonably likely to have a material effect on your business as a whole or that may be relevant to your future operations or financial flexibility as a result of these disruptions. Refer to Item 303(a)(1) and Item 303(a)(3) of Regulation S-K, SEC Release 33-8350, and Financial Reporting Codification Section 501.03.a.

Response: The Company has revised its disclosure on pages 18 and 43 of the Amendment to quantify the impact of the flooding of the Company’s contract manufacturer on the Company’s revenue for the three months ended December 30, 2011. The Company has also revised its disclosure on pages 43 and 44 of the Amendment to disclose trends and expectations with respect to continued impact of the Thailand flooding on revenue in the second quarter of fiscal year 2012. As disclosed in the Amendment, $2.7 million of orders that were scheduled for shipment to the Company’s customers in the three months ended December 30, 2011 were delayed or canceled as a result of the flooding of its contract manufacturer in Thailand. As of January 2012, the affected contract manufacturer had resumed operations at full capacity; therefore, the Company does not expect any impact on revenue as a result of the flooding beyond the second quarter of fiscal year 2012. The Company has revised its disclosure to indicate that it expects the impact on its revenues in the second quarter of 2012 to be less than that experienced in the first quarter, and the Company further advises the Staff that it believes such impact will be immaterial to its revenues overall for such quarter. The Company has also revised its disclosure to remove discussion about the negative impact on gross margin from the Thailand flooding as the impact was immaterial. The Company does not believe that the Thailand flooding has had or will have any material impact on its liquidity and capital resources.

* * * *

We greatly appreciate your prompt response to this letter. If you have any questions or comments concerning these responses, please feel free to contact me at (303) 291-2362.

Respectfully submitted,

PERKINS COIE LLP

/s/ Jason Day
Jason Day

cc:	Charles Bland

Conrad Gagnon

Clay Simpson

Keith Higgins